[DECHERT LLP LETTERHEAD]

October 3, 2007

VIA EDGAR

Mr. Brion R. Thompson, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Equity Trust
(File Nos. 333-56881, 811-08817)

Dear Mr. Thompson:

This letter responds to comments provided to Karl Paulson Egbert for Post-Effective Amendment No. 80 to the Registration Statement on Form N-1A for ING Equity Trust (“Registrant”). Our summary of the comments and our responses thereto are provided below. The discussion below focuses on the Supplement dated October 9, 2007, Class A, Class B, Class C and Class Q Prospectus and the related Statement of Additional Information (“SAI”) for the ING Index Plus LargeCap Equity Fund IV (“Fund”). In addition, attached is the requested Tandy Letter (Attachment A).

SUPPLEMENT DATED OCTOBER 9, 2007

1.	Comment: The Staff feels that it would be more appropriate to refer to the Supplement as the “Amendment dated October 9, 2007.”

Response: The Registrant appreciates the Staff’s comment, but feels that the current naming of the document is appropriate.

COMBINED CLASS A, CLASS B, CLASS C AND CLASS Q PROSPECTUS

Introduction to the Fund (pg. 1)

2.	Comment: Please consider moving the “Introduction to the Fund” to after the Risk/Return summary.

Response:      The Staff has provided this comment previously and the Registrant believes that the “Introduction to the Fund” is consistent with the format of other ING fund prospectuses and provides investors with useful summary information without lessening the importance of the risk/return summary that follows. To the extent that investors are familiar with the format of the Registrant’s prospectus, to alter this format for this Fund alone will likely confuse investors. Therefore, we have left the section in its original position in the Prospectus.

What You Pay to Invest (pg. 5)

3.	Comment: Please move the footnotes to the “Fees You Pay Directly” table to after the end of both tables.

Response:      The Registrant believes that the current presentation is clearer and helps to avoid confusion between the footnotes to the sections entitled “Fees You Pay Directly” and “Operating Expenses Paid Each Year by the Fund.” The Registrant appreciates the Staff’s comment; however, the Registrant believes that the disclosure is appropriate in its current location. Accordingly, no change has been made.

4.

Comment:      The Staff noted that the chart for “Operating Expenses Paid Each Year by the Fund” does not include the underlying expenses of other investment companies in which the Fund invests (“Acquired Funds”). Please add a line item to reflect the expenses of the underlying funds.

Response: A line item titled “Acquired Fund Fees and Expenses” has been added to the chart for “Operating Expenses Paid Each Year by the Fund.”

*              *              *

Should you have any questions, please do not hesitate to contact the undersigned at 202.261.3499.

Kind regards,

/s/ Karl Paulson Egbert
Karl Paulson Egbert
Dechert LLP

Attachment:	Paul A. Caldarelli
Counsel
ING U.S. Legal Services

Attachment A

[ING FUNDS LOGO]

October 3, 2007

VIA EDGAR

Mr. Brion Thompson, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	ING Equity Trust
(File Nos. 333-56881, 811-08817)

Dear Mr. Thompson;

ING Equity Trust (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2649. Thank you.

Regards,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Counsel
ING U.S. Legal Services

Attachment
cc:	Jeffrey Puretz
Dechert LLP